Mail Stop 4561

November 15, 2007

Billy C. Duvall
Chief Financial Officer
Hopfed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, Kentucky 42240

> **Re:** **Hopfed Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-23667**

Dear Mr. Duvall:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Item 9A. Controls and Procedures, page 31

1.   Please amend your Form 10-K to provide the disclosures regarding changes in internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3449 if you have any questions.

Sincerely,

Joyce Sweeney
Senior Staff Accountant